Exhibit 21.1

Subsidiaries of Klox Technologies Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Klox Italia Srl	Italy
Klox Technologies USA Inc.	Delaware, USA
Klox Technologies Limited	Ireland